UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
China Distance Education Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share** American Depository Shares, each representing four Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

16944W104***
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)

  ☐ Rule 13d-1(c)

 ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Not for trading, but in connection with the registration of American Depository Shares.

*** CUSIP number of the American Depository Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No.  16944W104

1	NAMES OF REPORTING PERSONS ARTSON LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OF PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,912,689 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,912,689 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,912,689 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.36% (2)
12	TYPE OF REPORTING PERSON CO

Item 1.

(a)	Name of Issuer:

China Distance Education Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

18th Floor, Xueyuan International Tower
1 Zhichun Road, Haidian District
Beijing 100083, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Artson Limited

(b)	Address of Principal Business Office, or, if none, Residence:

22F Hang Lung Centre
2-20 Paterson Street
Causeway Bay, Hong Kong

(c)	Citizenship:

British Virgin Island

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

           American Depository Shares, each representing four Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number:

16944W104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Act;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Act;

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Act;

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)
☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K) under the Act.  If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

(a)	Amount beneficially owned:

5,912,689 (1)

(b)	Percentage of Class:

4.36% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,912,689 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of to direct the disposition of: 5,912,689 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.                      Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.                      Identification and Classification of Members of the Group

Not applicable.

Item 9.                      Notice of Dissolution of Group

Not applicable.

Item 10.                      Certifications

Not applicable.

(1)  Includes 1,681,797 Ordinary Shares, par value $0.001 per share (“Ordinary Shares”), and 1,057,723 American Depository Shares, each representing four Ordinary Shares.  Calculated on an as-converted to Ordinary Shares basis.

(2) Based on 135,532,141 Ordinary Shares outstanding as of September 30, 2013, as set forth in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on November 21, 2013.

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 7, 2014

For and on behalf of ARTSON LIMITED

By:           /s/ Louise Mary Garbarino
      Name: Louise Mary Garbarino
                              Title: Authorized Signature

                            For and on behalf of ARTSON LIMITED

By:           /s/ Jill Marie Franklin
      Name: Jill Marie Franklin
                           Title: Authorized Signature

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).